Exhibit 99.B(p)(33)

Revised Personal Trading Policy

Effective February 1, 2007, Highland’s personal trading policy for employees will change and the following rules will go into effect:

•                  Employees will only be allowed to trade Securities (as defined below) in their personal accounts on the following 8 authorized trading dates during the year: January 15, March 5, April 5, May 15, August 15, September 5, November 15, and December 15. If any of these dates fall on a weekend or holiday, the trading date will move to the next following business day. These dates were chosen to allow for sufficient planning by employees with respect to (i) public company quarterly and annual filings, (ii) taxes, and (iii) bonus installment payments. ‘Securities’ means equities, bonds, notes and financial derivatives.

•                  Employees may trade outside of the above referenced authorized dates, but will be required to pay a $1000 administrative fee per trade in order to do so.

•                  Each employee will be limited to 5 trades on each of the trading days referenced above.

•                  All personal trade requests must be received by compliance no later than 2 days before each authorized trading date or they will be denied.

•                  Any cleared trades must be fully executed on the applicable authorized trading date. (Please note that ‘good until cancelled’ orders, as well as any other contingent one-time discretionary orders, are permissible as long as the investment decision is completed on the authorized trading date and the order cannot be modified thereafter by the employee).

•                  Employees will not be permitted to trade in the securities of any issuer in which Highland has an investment in any portion of the capital structure. If an employee owns any such security at the time this policy goes into effect, they will be permitted to hold the position or sell on the next available authorized trading date (assuming Highland is not restricted), but will not be permitted to purchase additional securities in such issuer.

•                  This policy will apply without exception to all employees other than Mark Okada and Jim Dondero .

•                  The above referenced trading date limitations and pre-clearance requirements do not apply to investments in the following securities: government securities, municipal securities, annuities, mutual funds (open-end and closed-end), large indices, exchange-traded funds, currencies, and commodities.

•                  This policy will not apply to compensation awards in the form of Highland-managed investment products.

•                  Any and all ambiguities relating to the administration of this policy will be determined and resolved by the Chief Compliance Officer in his sole discretion.

Please keep in mind that the above modifications do not change the current requirements that employees must disclose all securities accounts over which they have investment discretion and that all personal securities trades must be pre-cleared through compliance.

Please call or email me if you have any questions.

Thanks.

Michael S. Minces | Chief Compliance Officer

Highland Capital Management, L.P.

Two Galleria Tower | 13455 Noel Rd. | Suite 800

Dallas, TX | 75240 | mminces@hcmlp.com

v: (972)-628-4100 | f: (972)-419-6287